(Translation)

To Whom It May Concern:
                                                                 August 10, 2007

                                  Company Name: TOYOTA MOTOR CORPORATION
                                  Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                 (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                  Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                                          (Telephone Number: 0565-28-2121)


           Notice Concerning the Results of Acquisition of Own Shares (Acquisition of Own Shares under Article 156 of the Corporation Act)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its own shares as follows pursuant to Article 156 of the Corporation Act as referred to in the notice of repurchase of shares made on August 3, 2007. This repurchase will complete the acquisition of TMC's own shares pursuant to a resolution adopted at the meeting of the Board of Directors of TMC held on August 3, 2007.



     (1) Type of shares acquired                   Shares of common stock of TMC

     (2) Aggregate number of shares acquired       5,000,000 shares

     (3) Aggregate purchase price of shares        JPY 36,475,506,000

     (4) Method of acquisition                     Purchased on the Tokyo Stock
                                                   Exchange through a trust bank

     (5) Acquisition period                        From August 7, 2007 to
                                                   August 10, 2007


[Reference]

Matters resolved at the 103rd Ordinary General Shareholders' Meeting held on June 22, 2007

    o   Type of shares to be acquired              Shares of common stock of TMC


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    o   Aggregate number of shares to be acquired     Up to 30,000,000 shares

    o   Aggregate purchase price of shares            Up to JPY 250,000,000,000


Shares acquired as of August 10, 2007

    o   Aggregate number of shares acquired           5,000,000 shares

    o   Aggregate purchase price of shares            JPY 36,475,506,000






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